EXHIBIT 99.1

17 January 2003

Changes to Management Team

James Hardie today announced changes to its senior executive management team to reflect the increasing global nature of its fibre cement business.

Louis Gries, the company’s Executive Vice President Americas, has been appointed executive Vice President Operations. The appointment means Mr Gries will have responsibility for the company’s fibre cement flat sheet operations in the Americas and Asia Pacific. He will also have specific responsibility for sales and marketing, as well as business development in Europe.

Don Merkley, the company’s Executive Vice President Research & Development, has been given an expanded role that includes responsibility for the FRC Pipe businesses in the USA and Australia, as well as the company’s emerging Roofing business in the USA. Longer-term, there is potential for both FRC Pipe and the emerging Roofing business to be expanded into other countries.

The company is firmly focussed on rapidly growing its fibre cement businesses including expanding geographically. As a result, the role of Dave Merkley, the company’s Executive Vice President Manufacturing/Engineering, will have increased emphasis on countries outside the USA.

James Hardie’s Chief Executive Officer, Mr Peter Macdonald said: “Our fibre cement business is becoming more global in nature and we are convinced that we can best manage key areas using a world-wide approach.

“We have already seen significant benefits from managing R&D and Manufacturing using this approach.

“The changes announced today will help us manage our key businesses globally and to build our position as the world’s best at inventing, manufacturing and selling innovative fibre cement products using our unique technology,” Mr Macdonald said.

The changes are effective immediately and, in part, arise from the recent departure of John Moller, the company’s former Executive Vice President Asia Pacific.

Ends.

Media/Analysts enquiries, please call Greg Baxter, Senior Vice President Corporate Affairs
Telephone — 61 2 8274 5377 Mobile — 0419 461 368 Facsimile — 61 2 8274 5218
Email — greg.baxter@jameshardie.com.au or Steve Ashe, Vice President Investor Relations
Telephone — 61 2 8274 5246 Mobile — 0408 164 011 Facsimile — 61 2 8274 5218
Email — steve.ashe@jameshardie.com.au
www.jameshardie.com

Disclaimer

This press release contains forward-looking statements. Words such as “believe,” “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,” “predict,” “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release — Changes to Management Team

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